HSBC USA INC. Global Equity Buffer Notes	Filed Pursuant to Rule 433 Registration No. 333-133007 June 4, 2007 FREE WRITING PROSPECTUS (To the Prospectus dated April 5, 2006 and, Prospectus Supplement dated July 3, 2006)

INDICATIVE TERMS
Issuer	HSBC USA Inc.
Reference Asset	An equally weighted basket of the S&P 500® Index (ticker: SPX), the Dow Jones EuroStoxx 50® Index (ticker: SX5E) and the Nikkei 225SM Index (ticker: NKY) (each an “Index” and together the “Indexes”)
Participation Rate	125%
Payment at Maturity
You will receive a cash payment at maturity that is based on the Basket Return:
▪ If the Basket Return is positive, you will receive 100% of your principal plus an additional payment of 125% of the Basket Return
▪ If the Basket Return is between 0% and -20%, you will receive 100% of your principal
▪ If the Basket Return is less than -20%, you will lose 1% of your principal for each percentage point that the Basket Return is below -20%
For example, if the Basket Return is -30%, you will suffer a 10% loss and receive 90% of the principal at maturity.

Basket Return	The product of (i) the sum of the three Index Returns divided by (ii) 3
Index Return (with respect to an Index)
Initial Level	For each Index, the closing level on the Pricing Date
Final Level	For each Index, the closing level on the Observation Date
Trade Date	June 26, 2007
Pricing Date	June 26, 2007
Original Issue Date	June 29, 2007
Observation Date	November 23, 2011
Maturity Date	November 29, 2011

Terms used in this Free Writing Prospectus are described or defined in the Prospectus Supplement and the Prospectus. The notes offered will have the terms described in the Prospectus Supplement and the Prospectus. The notes are 20% principal protected, and you may lose up to 80% of your principal.

Product Description

The Global Equity Buffer Notes provide exposure to potential price appreciation in a basket of global equity indexes as well as partial principal protection at maturity. The Buffer Notes issued by HSBC can help reduce portfolio risk and provide enhancement to the investors’ exposure to equity appreciation. The partial principal protection feature only applies at maturity.

Benefits

▪	Growth Potential: Investors receive enhanced and uncapped upside participation in the performance of a basket of global equities indexes.

▪	Partial Protection of Capital: At maturity, you will not experience any loss associated with the first 20% of decline in the Reference Asset.

▪	Diversified Equity Exposure: The notes provide broad exposure to major equity indexes in the U.S., Europe and Japan.

Scenario Analysis at Maturity

Assumptions: 125% x the Basket Return (if positive); protects against a decline of up to 20% in the basket

INDEX DESCRIPTION

The S&P 500® Index (SPX) measures the performance of the broad domestic economy through changes in the aggregate market value of 500 U.S. stocks representing all major industries.

The EURO STOXX 50® Index (SX5E) consists of 50 European stocks from those countries participating in the European Monetary Union.

The Nikkei 225 IndexSM (NKY) is based on 225 underlying stocks listed in the Tokyo Stock Exchange.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▪ You seek diversified exposure to global equity indexes from the US, Japan and Europe.

▪ You seek an investment that offers some elements of principal preservation if held to maturity.

▪ You seek levered and uncapped upside potential on the return of the basket.

▪ You are willing to hold the notes to maturity.

▪ You do not seek current income from the notes.

▪ You do not want exposure to local currency associated with the international equity indexes.

The notes may not be suitable for you if:

▪ You do not seek an investment with exposure to any global equity indexes.

▪ You are unable or unwilling to hold the notes to maturity.

▪ You seek an investment that is 100% principal protected.

▪ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

▪ You seek current income from your investments.

▪ You seek local currency exposure associated with the international equity indexes.

KEY CONSIDERATIONS

▪	At maturity, the notes are exposed to any decline in the level of the basket in excess of 20%

▪	Partial principal protection only if you hold the notes to maturity

▪	The return on the notes is linked to the performance of the basket of indices and may be positive or negative

▪	You will not receive any periodic interest payments on the notes

▪	There may be little or no secondary market for the notes--the notes will not be listed or displayed on any securities exchange

▪	The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities

▪
It is suggested that prospective investors reach an investment decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances.

▪	These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency

This Free Writing Prospectus relates to one note offering linked to the Reference Asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Reference Asset or any of the Indexes or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 5, 2006 and the Prospectus Supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and the Pricing Supplement for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement or Pricing Supplement if you request it by calling toll free, 1-888-800-4722.

You may also obtain:

•	the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

•	the Prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.